01 - Shizhong Ding 04 - Catherine (Trina) Spear 02 - Tak Yan (Dennis) Tao 03 - Carrie Teffner 4 2 B M For Against Abstain For Against Abstain For Against Abstain Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 and 3.A 0443AB 2. To resolve, as an ordinary resolution, that the Company’s 2025 Employee Share Purchase Plan (the “2025 ESPP”) be approved. 3. To resolve, as an ordinary resolution, that the Company’s appointment of KPMG LLP as the independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2025, be ratified. 1. Election of Directors: For Against Abstain For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.B 2025 Annual Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q You may vote online or by phone instead of mailing this card. Online Go to www.envisionreports.com/AS or scan the QR code — login details are located in the shaded bar below. Your vote matters – here’s how to vote! Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/AS Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/AS Notice of 2025 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — May 8, 2025 James Zheng, Andrew Page and Jutta Karlsson, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Amer Sports, Inc. to be held on May 8, 2025 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors and FOR items 2 and 3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Amer Sports, Inc. Non-Voting ItemsC q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Change of Address — Please print new address below. Comments — Please print your comments below. Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: www.envisionreports.com/AS The 2025 Annual Meeting of Shareholders of Amer Sports, Inc. will be held on Thursday, May 8, 2025, 9:00 a.m. ET, virtually via the internet at meetnow.global/M47Z9G7. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.